Form 20-F
DIGIASIA CORP.
filed 2024-04-08
CIK 1844981

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from           to

OR

☒ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: April 2, 2024

Commission File Number: 001-40613

DigiAsia Corp.

(Exact name of Registrant as specified in its charter)

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

One Raffles Place #28-02

Singapore 048616

(Address of principal executive offices)

Prashant Gokarn

One Raffles Place #28-02

Singapore 048616

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value $0.0001 per share	FAAS	The Nasdaq Stock Market LLC
Warrants, each exercisable for one Ordinary Share at an exercise price of $11.50 per share	FAASW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report:

As of April 8, 2024, the registrant has 10,691,837 ordinary shares and 17,999,990 warrants to purchase ordinary shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒

Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting over Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

i

EXPLANATORY NOTE

On April 2, 2024 (the “Closing Date”), DigiAsia Corp. (formerly known as StoneBridge Acquisition Corporation), an exempted company incorporated with limited liability under the laws of the Cayman Islands (“New DigiAsia” or the “Company”), consummated the previously announced business combination pursuant to the Business Combination Agreement, dated as of January 5, 2023 (as amended on June 22, 2023 by the First Amendment to Business Combination Agreement, on December 28, 2023 by the Second Amendment to Business Combination Agreement, on April 2, 2024 by Third Amendment to Business Combination Agreement, and as may be further amended, supplemented, or otherwise modified from time to time, the “Business Combination Agreement”), by and among StoneBridge Acquisition Corporation (“StoneBridge”), StoneBridge Acquisition Pte. Ltd., a Singapore private company limited by shares and a direct, wholly owned subsidiary of StoneBridge (“Amalgamation Sub”), DigiAsia Bios Pte. Ltd. (“DigiAsia”), a Singapore private company limited by shares, and Prashant Gokarn (as Management Representative.

Capitalized terms used herein but not otherwise defined have the meaning set forth in the Proxy Statement and Prospectus (the “Proxy Statement/Prospectus”), forming part of New DigiAsia’s Registration Statement on Form F-4, as amended (File No. 333-272915) (the “Form F-4”).

The Business Combination Agreement provided that the parties thereto would enter into a business combination transaction (the “Business Combination”) pursuant to which, among other things, Amalgamation Sub will merge with and into DigiAsia with DigiAsia surviving the Amalgamation as a wholly owned subsidiary of New DigiAsia.

In connection with the consummation of the Business Combination and by virtue of the Amalgamation: (i) immediately prior to the Sponsor Share Conversion, each then issued and outstanding preferred share of DigiAsia will convert into such number of ordinary shares of DigiAsia as shall be in accordance with the governing documents of DigiAsia; (ii) immediately prior to the Effective Time, in accordance with StoneBridge’s amended and restated memorandum and articles of association which are in effect immediately prior to the Effective Time, each Class B ordinary share, par value $0.0001 per share, of StoneBridge, will automatically convert, on a one-for-one basis, into one Class A ordinary share, par value $0.0001 per share, of StoneBridge; (iii) at the Effective Time, (a) DigiAsia and Amalgamation Sub will amalgamate in accordance with the Companies Act 1967 of Singapore, with DigiAsia surviving the Amalgamation as a wholly owned subsidiary of New DigiAsia, (b) each then issued and outstanding DigiAsia Ordinary Share will be cancelled and converted into the right to receive, such number of ordinary shares, par value $0.0001 per share of New DigiAsia equal to the applicable Per Share Amalgamation Consideration, and (c) each then outstanding and unexercised option to purchase DigiAsia Ordinary Shares (other than options to purchase DigiAsia Ordinary Shares held by Alexander Rusli or his controlled affiliates), whether or not then vested or exercisable, will be assumed by New DigiAsia and converted into an option to purchase such number of ordinary shares of New DigiAsia as determined in accordance with the Business Combination Agreement, and will otherwise be subject to substantially the same terms and conditions as applied to such option prior to the Effective Time; and (iv) certain members of the management of DigiAsia will be entitled to up to an aggregate of 5,000,001 Earnout Shares.

The Business Combination was consummated on April 2, 2024. The transaction was unanimously approved by the StoneBridge’s board of directors and was approved at the extraordinary general meeting of the StoneBridge shareholders held on December 19, 2023. As a result of the Business Combination, DigiAsia became a wholly owned subsidiary of New DigiAsia. On April 3, 2024, the Ordinary Shares and Warrants commenced trading on the Nasdaq Capital Markets, under the symbols “FAAS” and “FAASW,” respectively.

Except as otherwise indicated or required by context, references in this Shell Company Report on Form 20-F (including information incorporated by reference herein, the “Report”) to “we”, “us”, “our”, “the Company” or “New DigiAsia” refer to DigiAsia Corp. (formerly known as StoneBridge Acquisition Corporation), an exempted company incorporated with limited liability under the laws of the Cayman Islands, and its subsidiaries.

ii

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report and the information incorporated by reference herein include certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (or the “Exchange Act”). These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “seeks,” “projects,” “intends,” “plans,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this Report and include statements regarding New DigiAsia’s and DigiAsia’s intentions, beliefs or current expectations concerning, among other things, the Business Combination, the benefits and synergies of the Business Combination, including anticipated cost savings, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, the markets in which DigiAsia operates, as well as any information concerning possible or assumed future results of operations of New DigiAsia.

The forward-looking statements contained in this Report are based on New DigiAsia’s and DigiAsia’s current expectations and beliefs concerning future developments. There can be no assurance that future developments affecting New DigiAsia and/or DigiAsia will be those that New DigiAsia or DigiAsia has anticipated. Such forward-looking statements involve a number of risks, uncertainties (some of which are beyond either New DigiAsia’s or DigiAsia’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in forward-looking statements herein.

Many factors could cause actual results or performance to be materially different from those expressed or implied by the forward-looking statements in this Report, including without limitation: (i) the effect of the public listing of New DigiAsia’s securities on DigiAsia’s business relationships, performance, financial condition and business generally, (ii) risks that the Business Combination may disrupt current plans of DigiAsia or divert management’s attention from DigiAsia’s ongoing business operations, (iii) the outcome of any legal proceedings that may be instituted against DigiAsia, New DigiAsia or their respective directors or officers related to the Business Combination or otherwise, (iv) the ability of New DigiAsia to maintain the listing of its securities on the Nasdaq Capital Markets, (v) volatility in the price of New DigiAsia securities due to a variety of factors, including without limitation changes in the competitive and highly regulated industries in which DigiAsia plans to operate, variations in competitors’ performance and success and changes in laws and regulations affecting DigiAsia’s business, (vi) DigiAsia’s ability to implement business plans, forecasts, and other expectations, and identify opportunities, (vii) the risk of downturns in the highly competitive fintech as a service industry, (viii) the ability of DigiAsia to build the DigiAsia’s brand and consumers’ recognition, acceptance and adoption of the DigiAsia brand, (ix) the risk that DigiAsia may not be able to effectively manage its growth, including its design, research, development and maintenance capabilities, (x) technological changes and risks associated with doing business in an emerging market, (xi) risks relating to New DigiAsia’s dependence on and use of certain intellectual property and technology and (xii) other factors discussed under the section titled “Risk Factors” in the Proxy Statement/Prospectus, which section is incorporated herein by reference.

The foregoing list of risk factors is not exhaustive. Should one or more of these risks or uncertainties materialize, or should any of New DigiAsia’s assumptions prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements herein. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report. New DigiAsia and DigiAsia undertake no obligation, except as required by law, to revise publicly any forward-looking statement to reflect circumstances or events after the date of this Report or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks described in the reports we will file from time to time with the Securities and Exchange Commission (the “SEC”) after the date of this Report.

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Information regarding the directors and executive officers of New DigiAsia after the completion of the Business Combination is included in Item 6.A, “Directors and Senior Management” below, and in the Proxy Statement/Prospectus under the section titled “Management of PubCo Following the Business Combination” and is incorporated herein by reference.

The business address for each of the directors and executive officers of New DigiAsia is One Raffles Place #28-02, Singapore 048616.

B. Advisers

Norton Rose Fulbright US LLP acted as counsel to DigiAsia with respect to U.S. Federal law. Winston & Strawn LLP will act as counsel to New DigiAsia with respect to U.S. Federal law upon and following the consummation of the Business Combination.

Rajah & Tann Singapore LLP acted as counsel for DigiAsia with respect to Singapore law. Conyers Dill & Pearman LLP will act as counsel to New DigiAsia with respect to Cayman Islands law following the completion of the Business Combination.

C. Auditors

Following the Business Combination, we retained BDO India LLP as New DigiAsia’s independent registered public accounting firm for the year ending December 31, 2023.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

The following table sets forth the capitalization of New DigiAsia on an unaudited pro forma combined basis as of September 30, 2023 after giving effect to the Business Combination.

As of September 30, 2023	(US$)
Cash and cash equivalents	$1,235,842
Equity	$12,842,875
Debt:
Loans and borrowings (current)	$9,727,126
Loans and borrowings (non-current)	$480,705
Total debt	$10,207,831
Total capitalization(1)	$23,050,706

Note:

(1)	Total capitalization is equal to the sum of total equity and total debt.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The risk factors associated with New DigiAsia are described in the Proxy Statement/Prospectus under the section titled “Risk Factors”, which information is incorporated herein by reference.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

DigiAsia Corp. (formerly known as StoneBridge Acquisition Corporation), the “Company” or “New DigiAsia”, is an exempted company limited by shares incorporated under the laws of the Cayman Islands on February 2, 2021. The history and development of the Company and the material terms of the Business Combination are described in the Form F-4 under the headings “Summary of the Proxy Statement/Prospectus,” “The Business Combination Proposal,” “The Business Combination Agreement,” “Related Agreements,” and “Description of PubCo Securities,” which are incorporated herein by reference. For further information, see also “Explanatory Note” above.

New DigiAsia is subject to certain of the informational filing requirements of the Exchange Act. Since New DigiAsia is a “foreign private issuer”, it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of New DigiAsia are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of New DigiAsia’s ordinary shares. In addition, New DigiAsia is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. domestic public companies whose securities are registered under the Exchange Act. However, New DigiAsia is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC maintains a website at www.sec.gov where you may access reports and other information that New DigiAsia files with or furnishes electronically to the SEC.

New DigiAsia’s registered office is One World Trade Center, Suite 8500, New York, NY 10007, and its principal executive office is One Raffles Place #28-02, Singapore 048616. New DigiAsia’s website address is www.digiasia.asia. The information accessible on the website does not form a part of, and is not incorporated by reference in, this Report.

B. Business Overview

Prior to the Business Combination, the Company did not conduct any material activities other than those incidental to its formation and the matters contemplated by the Business Combination Agreement, such as the making of certain required securities law filings with the SEC. Following and as a result of the Business Combination, all of the Company’s business is conducted through DigiAsia and its subsidiaries. Information regarding DigiAsia’s business is included in the Proxy Statement/Prospectus under the sections titled “DigiAsia’s Business” and “DigiAsia’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”, which are incorporated herein by reference.

C. Organizational Structure

Upon the closing of the Business Combination, DigiAsia became a wholly owned subsidiary of New DigiAsia. The organizational chart of New DigiAsia is included in the Proxy Statement/Prospectus under the heading “DigiAsia’s Business – The Reorganization” and is incorporated herein by reference.

D. Property, Plants and Equipment

New DigiAsia’s property, plants and equipment are held through DigiAsia and its subsidiaries. Information regarding DigiAsia’s property, plants and equipment is included in the Proxy Statement/Prospectus under the section titled “DigiAsia’s Business —Facilities and Locations of Operations” and is incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Following and as a result of the Business Combination, all of the Company’s business is conducted through DigiAsia and its subsidiaries. The discussion and analysis of the financial condition and results of operations of DigiAsia is included in the Proxy Statement/Prospectus under the section titled “DigiAsia’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”, which is incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Information regarding the directors and executive officers of New DigiAsia after the closing of the Business Combination is included in the Proxy Statement/Prospectus under the section titled “Management of PubCo After the Business Combination” and is incorporated herein by reference.

B. Compensation

Information regarding the compensation of the directors and executive officers of New DigiAsia is included in the Proxy Statement/Prospectus under the section titled “Compensation of Directors and Executive Officers” and is incorporated herein by reference.

C. Board Practices

Information regarding New DigiAsia’s board practices is included in the Proxy Statement/Prospectus under the section titled “Management of PubCo After the Business Combination” and is incorporated herein by reference.

D. Employees

Information regarding the employees of DigiAsia is included in the Proxy Statement/Prospectus under the section titled “DigiAsia’s Business — Employees and Culture” and is incorporated herein by reference.

E. Share Ownership

Information regarding the ownership of Ordinary Shares by New DigiAsia’s directors and executive officers is set forth in Item 7.A of this Report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of Ordinary Shares as of the Closing Date by:

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of outstanding Ordinary Shares;

●	each of New DigiAsia’s directors;

●	each of New DigiAsia’s named executive officers; and

●	all of New DigiAsia’s directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares that the person has the right to acquire within 60 days are included, including shares underlying any option, warrant or other right or the conversion of any other security. However, these shares are not included in the computation of the percentage ownership of any other person.

The percentage of Ordinary Shares beneficially owned is computed on the basis of 60,691,837 Ordinary Shares issued and outstanding on April 5, 2024, after giving effect to the Business Combination and the receipt of all required letters of transmittal by shareholders of New DigiAsia.

Beneficial Owners(1)	Number of New DigiAsia Ordinary Shares(14)	% of New DigiAsia Ordinary Shares(14)
5% Holders
StoneBridge Acquisition Sponsor LLC and BP SPAC Sponsor LLC(2)	4,750,000	7.8%
Pay Square Capital Pte. Ltd(9)	3,227,766	5.3%
Interchange Payment Group Holding Ltd.(10)	10,218,729	16.8%
Mastercard Asia Pacific Pte. Ltd.(11)	5,331,511	8.8%
Grand Mavericks Limited(12)	4,503,683	7.4%
Rajnish Gopinath(13)	3,167,008	5.2%

Beneficial Owners(1)	Number of New DigiAsia Ordinary Shares(14)	% of New DigiAsia Ordinary Shares(14)
Directors and Executive Officers
Alexander Rusli(3)	7,775,385	12.8%
Prashant Gokarn(4)	7,019,708	11.6%
Subir Lohani(5)	784,423	1.3%
Bhargav Marepally(2)	4,750,000	7.8%
Prabhu Antony(2)	4,750,000	7.8%
Kenneth Sommer(6)	30,000	*
Andreas Gregori(7)	30,000	* %
Rudiantara(8)	65,115	* %
All New DigiAsia directors and executive officers as a group (8 individuals)	25,204,631	41.5%

*	Less than 1%.

(1)	Unless otherwise noted, the business address of each of the directors and officers prior to the Business Combination is One World Trade Center, Suite 8500, New York, New York 10007 and the business address of each of the directors and officers after the Business Combination is One Raffles Place #28-02, Singapore 048616.

(2)	The number of shares prior to the Business Combination consists entirely of 5,000,000 StoneBridge Class B Ordinary Shares, each of which will convert into one StoneBridge Class A Ordinary Shares in connection with the Business Combination pursuant to the Sponsor Share Conversion, and then into one PubCo Ordinary Share at the Effective Time. The shares are held by StoneBridge Acquisition Sponsor LLC (referred to elsewhere in this proxy statement/prospectus as the “Sponsor”). Pursuant to a director founder share assignment agreement dated as of June 1, 2023, between the Sponsor and each of the five non-employee members of the board of directors of StoneBridge (being Sylvia Barnes, Shamla Naidoo, Richard Saldanha, Jeff Najarian and Naresh Kothari) (such agreement the “Director Founder Share Assignment Agreement”), the Sponsor has agreed to transfer and assign, at the closing of the Business Combination, 50,000 PubCo Ordinary Shares to each of the aforementioned five non-employee members of the board of directors of StoneBridge, subject to each such director’s continued service as a member of the board of directors of StoneBridge through the closing of the Business Combination. The number of shares after the Business Combination consists of the 5,000,000 PubCo Ordinary Shares resulting from the aforementioned conversions, less the aggregate of 250,000 PubCo Ordinary Shares that will be transferred to the non-employee directors of StoneBridge pursuant to the Director Founder Share Assignment Agreement. StoneBridge Acquisition Sponsor LLC is managed by its managing member, BP SPAC Sponsor LLC, which in turn is managed by Bhargav Marepally and Prabhu Antony. Any voting and dispositive decisions by BP SPAC Sponsor LLC are made by a vote of its managing members. Accordingly, Messrs. Marepally and Antony may be deemed to be beneficial owners of the shares. The address of StoneBridge Acquisition Sponsor LLC is One World Trade Center, Suite 8500, New York, New York 10007, and the address of BP SPAC Sponsor LLC is 1104 Linnea Lane, Southlake, Texas 76092.
(3)	Consists of (i) 2,327,789 PubCo Ordinary Shares to be held on record by Vambery Assets Limited, which is wholly owned and controlled by Alexander Rusli (ii) 385,699 PubCo Ordinary Shares based on his beneficial ownership of DigiAsia shares held of record by Chipping Hill, (iii) 2,635,376 PubCo Ordinary Shares to be held on record by Maxwell Universal Group Inc., in which Alexander Rusli holds the position of Director and exercises complete share ownership, (iii) 2,130,326 PubCo Ordinary Shares to be held on record by Ion Pacific Java Limited, in which Alexander Rusli has a 50% ownership interest, and (iv) 296,195 PubCo Ordinary Shares to be held on record by Genesis Global Pte. Ltd., which is wholly-owned and controlled by Alexander Rusli. Chipping Hill is 100% held of record by Mr. Rusli, however, the DigiAsia shares held by Chipping Hill have been allocated to participating employees and will be exchanged for PubCo Ordinary Shares which will be granted to such employees upon the consummation of the Amalgamation.
(4)	Consists of (i) 4,503,683 PubCo Ordinary Shares to be held on record by Grand Mavericks Limited, which is wholly owned and controlled by Prashant Gokarn (ii) 385,699 PubCo Ordinary Shares based on his beneficial ownership of DigiAsia shares held of record by Chipping Hill and (iii) 2,130,326 PubCo Ordinary Shares to be held on record by Ion Pacific Java Limited, in which Prashant Gokarn has a 50% ownership interest.
(5)	Consist of 784,423 PubCo Ordinary Shares allocated to Mr. Lohani based on his beneficial ownership of DigiAsia shares held of record by Chipping Hill, which will be granted to Mr. Lohani upon the consummation of the Amalgamation.
(6)	Consists of 30,000 PubCo Ordinary Shares to be granted to Mr. Sommer pursuant to a Director Offer Letter.
(7)	Consists of 30,000 PubCo Ordinary Shares to be granted to Mr. Andreas pursuant to a Director Offer Letter.
(8)	Consists of 65,115 PubCo Ordinary Shares to be granted to Mr. Rudiantara pursuant to a Director Offer Letter.
(9)	The principal business address is 1 Raffles Place #28-02 One Raffles Place Singapore (048616). Heri Sunaryadi, as a majority owner, a principal officer and chair of the Board, may be deemed to have voting and dispositive control of the 3,227,766 PubCo Ordinary Shares.
(10)	The principal business address is The Grand Pavilion Commercial Centre, Oleander Way, 802 West Bay Road, P.O Box 32052, Grand Cayman KY1-1208. Paulo Angelo G. Saycon, as the majority owner and a principal officer, may be deemed to have voting and dispositive control of 10,218,729 PubCo Ordinary Shares.
(11)	The principal business address is 3 Fraser Street #17-21/28, Duo Tower Singapore (189352). Mastercard Asia Pacific Pte. Ltd. is a wholly owned subsidiary of MasterCard Incorporated, which is a public listed company.
(12)	The principal business address is TORTOLA PIER PARK, BUILDING 1, 2ND FLOOR, WICKHAMS CAY I ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS. Prashant Gokarn, as a majority owner, a principal officer and chair of the Board, may be deemed to have voting and dispositive control of the 4,503,683 PubCo Ordinary Shares.
(13)	Rajnish Gopinath with address 1 TANJONG RHU ROAD, #10-03 THE WATERSIDE SINGAPORE 436879 may be deemed to have voting and dispositive control of 3,167,008 PubCo Ordinary Shares.

(14)	The number of New DigiAsia ordinary shares outstanding and percentage of New DigiAsia ordinary shares outstanding assumes the submission by all New DigiAsia shareholders of required letters of transmittal and the subsequent issuances of 50,000,000 New DigiAsia ordinary shares.

B. Related Party Transactions

Information regarding DigiAsia’s and New DigiAsia’s related party transactions is included in the Proxy Statement/Prospectus under the section titled “Certain Relationships and Related Person Transactions” and is incorporated herein by reference.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18 of this Report for consolidated financial statements and other financial information.

Legal and Arbitration Proceedings

Information regarding legal proceedings involving DigiAsia is included in the Proxy Statement/Prospectus under the section titled “DigiAsia’s Business—Legal Proceedings” and is incorporated herein by reference.

Dividend Policy

Information regarding New DigiAsia’s dividend policy is included in the Proxy Statement/Prospectus under the sections titled “Description of PubCo Securities—PubCo Ordinary Shares—Dividends” is incorporated herein by reference.

B. Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Nasdaq Capital Markets Ordinary Shares

The Ordinary Shares and Warrants are listed on Nasdaq Capital Markets under the symbol “FAAS” and “FAASW,” respectively. Holders of Ordinary Shares and Warrants should obtain current market quotations for their securities. There can be no assurance that the Ordinary Shares and/or the Warrants will remain listed on Nasdaq Capital Markets. If New DigiAsia fails to comply with the Nasdaq Capital Markets listing requirements, the Ordinary Shares and/or the Warrants could be delisted from Nasdaq Capital Markets. A delisting of the Ordinary Shares and/or the Warrants will likely affect their liquidity and could inhibit or restrict the ability of New DigiAsia to raise additional financing.

Lock-up Agreements

Information regarding the lock-up restrictions applicable to the Ordinary Shares held by and/or issued to employees of, or service providers to, DigiAsia or any of its subsidiaries, is included in the Proxy Statement/Prospectus under the section titled “Shares Eligible for Future Sale — Lock-up Agreement” and is incorporated herein by reference.

B. Plan of Distribution

Not applicable.

C. Markets

The Ordinary Shares and Warrants are listed on Nasdaq Capital Markets under the symbol “FAAS” and “FAASW,” respectively. There can be no assurance that the Ordinary Shares and/or the Warrants will remain listed on Nasdaq Capital Markets. If New DigiAsia fails to comply with the Nasdaq Capital Markets listing requirements, the Ordinary Shares and/or the Warrants could be delisted from Nasdaq Capital Markets. A delisting of the Ordinary Shares and/or the Warrants will likely affect their liquidity and could inhibit or restrict the ability of New DigiAsia to raise additional financing.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

New DigiAsia is authorized to issue 200,000,000 Ordinary Shares, $0.0001 par value each, and 1,000,000 preference shares, $0.0001 par value each.

As of the date hereof, subsequent to the closing of the Business Combination, there are 10,691,837 Ordinary Shares issued and outstanding. There are also 9,999,980 public warrants issued and outstanding and 8,000,010 private placement warrants held by the Sponsor and Cantor, each exercisable at $11.50 per one Ordinary Share. Information regarding our share capital is included in the Proxy Statement/Prospectus under the section titled “Description of PubCo Securities” and is incorporated herein by reference.

B. Memorandum and Articles of Association

The Second Amended and Restated Memorandum and Articles of Association of the Company (“Articles”), effective as of April 2, 2024 are filed as Exhibit 1.1 to this Report. Information regarding certain material provisions of the Articles is included in the Proxy Statement/Prospectus under the section titled “Description of PubCo Securities” and is incorporated herein by reference.

C. Material Contracts

Information regarding certain material contracts is included in the Proxy Statement/Prospectus under the sections titled “DigiAsia’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources”, “The Business Combination Agreement,” “Related Agreements,” and “Certain Relationships and Related Person Transactions” which are incorporated herein by reference.

D. Exchange Controls

There are no governmental laws, decrees, regulations or other legislation in the Cayman Islands that may affect the import or export of capital, including the availability of cash and cash equivalents for use by New DigiAsia, or that may affect the remittance of dividends, interest, or other payments by New DigiAsia to non-resident holders of its ordinary shares. There is no limitation imposed by the laws of Cayman Islands or in New DigiAsia’s articles of association on the right of non-residents to hold or vote shares.

E. Taxation

Information regarding certain U.S. tax consequences of owning and disposing of Ordinary Shares and Warrants is included in the Proxy Statement/Prospectus under the section titled “Material Tax Considerations” and is incorporated herein by reference.

F. Dividends and Paying Agents

Information regarding New DigiAsia’s policy on dividends is described in the Proxy Statement/Prospectus under the sections titled “Description of PubCo Securities—PubCo Ordinary Shares—Dividends” is incorporated herein by reference. New DigiAsia has not identified a paying agent.

G. Statement by Experts

Not applicable.

H. Documents on Display

New DigiAsia is subject to certain of the informational filing requirements of the Exchange Act. Since New DigiAsia is a “foreign private issuer”, it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of New DigiAsia are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of Ordinary Shares. In addition, New DigiAsia is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, New DigiAsia is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at www.sec.gov that contains reports and other information that New DigiAsia files with or furnishes electronically to the SEC. You may read and copy any report or document we file, including the exhibits, at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

The Ordinary Shares and Warrants are quoted on the Nasdaq Capital Markets. Information about New DigiAsia is also available on its website at www.digiasia.asia. The website and the information accessible therein or connected thereto is not incorporated by reference or otherwise into this Report and you should not rely on any such information in making a decision as to whether to purchase New DigiAsia securities.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Information regarding quantitative and qualitative disclosures about market risk is included in the Proxy Statement/Prospectus under the section titled “DigiAsia’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk” and is incorporated herein by reference.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Information pertaining to New DigiAsia public warrants and private placement warrants is set forth in the Proxy Statement/Prospectus under the sections titled “Description of PubCo Securities—Warrants” which is incorporated herein by reference.

PART II

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

DigiAsia’s audited consolidated financial statements for the years ended December 31, 2022, and 2021 are incorporated by reference to pages F-48 to F-76 in the Form F-4. DigiAsia’s unaudited interim condensed consolidated financial statements as of December 31, 2022, and June 30, 2023, and for the six months ended June 30, 2023, and 2022 are incorporated by reference to pages F-77 to F-84 in the Form F-4.

StoneBridge Acquisition Corporation’s audited financial statements as of December 31, 2022 and 2021 and for the year ended December 31, 2022 and the period from February 2, 2021 (inception) through December 31, 2021 are incorporated by reference to pages F-3 to F-23 in the Form F-4. StoneBridge’s unaudited interim condensed financial statements as of September 30, 2023, and December 31, 2022, and the three and nine months ended September 30, 2023 and 2022 are incorporated by reference to pages F-24 to F-46 in the Form F-4.

The unaudited pro forma condensed combined financial statements of New DigiAsia are attached as Exhibit 15.1 to this Report.

ITEM 19. EXHIBITS

Exhibit Number	Description

1.1*	Second Amended and Restated Memorandum and Articles of Association of the Company.

2.1*	Specimen Ordinary Share Certificate.

2.2*	Specimen Warrant Certificate.

2.3	Warrant Agreement, dated July 15, 2021, between StoneBridge and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to StoneBridge’s Form 8-K (File No. 001-40613), filed with the SEC on July 20, 2021.

4.1#	Business Combination Agreement, dated as of January 5, 2023, by and among StoneBridge Acquisition Corporation, StoneBridge Acquisition Pte. Ltd., DigiAsia Bios Pte. Ltd. and Prashant Gokarn (incorporated by reference to Exhibit 2.1 to StoneBridge’s Form 8-K (File No. 001-40613) filed with the SEC on January 12, 2023).

4.2	First Amendment to Business Combination Agreement dated as of June 22, 2023, by and among StoneBridge Acquisition Corporation, StoneBridge Acquisition Pte. Ltd., DigiAsia Bios Pte. Ltd. and Prashant Gokarn (incorporated by reference to Exhibit 2.1 to StoneBridge’s Form 8-K (File 001-40613) filed with the SEC on June 23, 2023).

4.3	Second Amendment to Business Combination Agreement dated as of December 28, 2023, by and among StoneBridge Acquisition Corporation, StoneBridge Acquisition Pte. Ltd., DigiAsia Bios Pte. Ltd. and Prashant Gokarn (incorporated by reference to Exhibit 2.1 to StoneBridge’s Form 8-K (File 001-40613) filed with the SEC on January 2, 2024).

4.4	Third Amendment to Business Combination Agreement dated as of April 2, 2024, by and among StoneBridge Acquisition Corporation, StoneBridge Acquisition Pte. Ltd., DigiAsia Bios Pte. Ltd. and Prashant Gokarn (incorporated by reference to Exhibit 2.1 to StoneBridge’s Form 8-K (File 001-40613) filed with the SEC on April 8, 2024).

4.5	Letter Agreement dated July 15, 2021, between StoneBridge and Cantor Fitzgerald & Company (incorporated by reference to Exhibit 10.1 to StoneBridge’s Form 8-K (File 001-40613) filed with the SEC on July 20, 2021).

4.6	Investment Management Trust Agreement dated July 15, 2021 between StoneBridge and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.2 to StoneBridge’s Form 8-K (File 001-40613) filed with the SEC on July 20, 2021).

4.7	Registration Rights Agreement dated July 15, 2021 between StoneBridge and the Sponsor, Cantor Fitzgerald & Company and Odeon Capital Group, LLC (incorporated by reference to Exhibit 10.3 to StoneBridge’s Form 8-K (File 001-40613) filed with the SEC on July 20, 2021).

4.8	Private Placement Warrants Purchase Agreement dated July 15, 2021, between StoneBridge and the Sponsor (incorporated by reference to Exhibit 10.4 to StoneBridge’s Form 8-K (File 001-40613) filed with the SEC on July 20, 2021).

4.9	Private Placement Warrants Purchase Agreement dated July 15, 2021, between StoneBridge and Cantor Fitzgerald & Company and Odeon Capital Group, LLC (incorporated by reference to Exhibit 10.5 to StoneBridge’s Form 8-K (File 001-40613) filed with the SEC on July 20, 2021).

4.10	Administrative Services Agreement dated July 15, 2021, between StoneBridge and the Sponsor (incorporated by reference to Exhibit 10.6 to StoneBridge’s Form 8-K (File 001-40613) filed with the SEC on July 20, 2021).

4.11	Promissory Note dated February 5, 2021, issued by StoneBridge in favor of the Sponsor (incorporated by reference to Exhibit 10.1 to StoneBridge’s Form S-1 (File 333-253641) filed with the SEC on February 26, 2021).

4.14	Securities Subscription Agreement, dated February 5, 2021, between StoneBridge and the Sponsor (incorporated by reference to Exhibit 10.5 to StoneBridge’s Form S-1 (File 333-253641) filed with the SEC on February 26, 2021).

4.15	Form of Indemnity Agreement by and among StoneBridge and its directors and officers (incorporated by reference to Exhibit 10.8 to StoneBridge’s Form S-1 (File 333-253641) filed with the SEC on June 28, 2021).

4.16	Registration Rights Agreement dated as of January 5, 2023, among StoneBridge, DigiAsia and the DigiAsia shareholders party thereto (incorporated by reference to Exhibit 10.3 to StoneBridge’s Form 8-K (File 001-40613) filed with the SEC on January 11, 2023).

4.17	Sponsor Support Agreement dated as of January 5, 2023, between the Sponsor and DigiAsia (incorporated by reference to Exhibit 10.1 to StoneBridge’s Form 8-K (File 001-40613) filed with the SEC on January 11, 2023).

4.18	Form of Lock-Up Letter Agreement dated January 5, 2023, between StoneBridge and the shareholders of DigiAsia party thereto (incorporated by reference to Exhibit 10.4 to StoneBridge’s Form 8-K (File 001-40613) filed with the SEC on January 11, 2023).

4.19	PubCo 2023 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.13 to StoneBridge’s Form F-4 (File No. 333-272915) filed with the SEC on November 20, 2023).

4.20	Form of Earnout Escrow Agreement, among StoneBridge, the Management Representative, the Sponsor and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.14 to StoneBridge’s Form F-4 (File No. 333-272915) filed with the SEC on November 20, 2023).

4.21	Form of Director Nomination Agreement between StoneBridge, the Sponsor and Alexander Rusli (incorporated by reference to Exhibit 10.5 to StoneBridge’s Form 8-K (File 001-40613) filed with the SEC on January 11, 2023).

4.22	Form of PubCo Indemnification Agreement (incorporated by reference to Exhibit 10.16 to StoneBridge’s Form F-4 (File No. 333-272915) filed with the SEC on November 20, 2023).

4.23	Amended and Restated Convertible Loan Agreement between DigiAsia Bios Pte. Ltd. and PT DigiAsia Bios, dated March 2, 2020 (incorporated by reference to Exhibit 10.17 to StoneBridge’s Form F-4 (File No. 333-272915) filed with the SEC on November 20, 2023).

4.24	Convertible Loan Agreement between DigiAsia Bios Pte. Ltd. and PT DigiAsia Bios, dated March 2, 2020 (incorporated by reference to Exhibit 10.18 to StoneBridge’s Form F-4 (File No. 333-272915) filed with the SEC on November 20, 2023).

4.25	Technology Cooperation Agreement, dated June 2, 2020 (incorporated by reference to Exhibit 10.19 to StoneBridge’s Form F-4 (File No. 333-272915) filed with the SEC on November 20, 2023).

4.26	First Addendum to Technology Cooperation Agreement (incorporated by reference to Exhibit 10.20 to StoneBridge’s Form F-4 (File No. 333-272915) filed with the SEC on November 20, 2023).

4.27	Second Addendum to Technology Cooperation Agreement (incorporated by reference to Exhibit 10.21 to StoneBridge’s Form F-4 (File No. 333-272915) filed with the SEC on November 20, 2023).

4.28	Novation Agreement, dated January 1, 2022, relating to the Technology Cooperation Agreement dated June 2, 2020 (incorporated by reference to Exhibit 10.22 to StoneBridge’s Form F-4 (File No. 333-272915) filed with the SEC on November 20, 2023).

8.1*	List of Subsidiaries of the Company.

15.1*	Unaudited Pro Forma Condensed Combined Financial Information of the Company.

*	Filed herewith.

#	Certain schedules, annexes and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K, but will be furnished supplementally to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

DIGIASIA CORP.

Date: April 8, 2024	By:	/s/ Prashant Gokarn
	Name:	Prashant Gokarn
	Title:	Chief Executive Officer